March 11, 2025

Chen Schor
Chief Executive Officer
Adicet Bio, Inc.
131 Dartmouth Street, 3rd Floor
Boston, MA 02116

       Re: Adicet Bio, Inc.
           Registration Statement on Form S-3
           Filed March 6, 2025
           File No. 333-285609
Dear Chen Schor:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Tyler Howes at 202-551-3370 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Gabriela Morales-Rivera, Esq.